Exhibit 99.1

Zhihu Inc. Reports Unaudited Third Quarter 2025 Financial Results

BEIJING, China, November 25, 2025 — Zhihu Inc. (“Zhihu” or the “Company”) (NYSE: ZH; HKEX: 2390), a leading online content community in China, today announced its unaudited financial results for the quarter ended September 30, 2025.

Third Quarter 2025 Highlights

•	Total revenues were RMB658.9 million (US$92.6 million), compared with RMB845.0 million in the same period of 2024.

•	Gross margin was 61.3%, compared with 63.9% in the same period of 2024.

•	Net loss was RMB46.7 million (US$6.6 million), compared with RMB9.0 million in the same period of 2024.

•	Adjusted net loss (non-GAAP)[1] was RMB21.0 million (US$3.0 million), compared with RMB13.1 million in the same period of 2024.

•	Average monthly subscribing members[2] were 14.3 million in the third quarter of 2025.

“We are firmly on track to achieve full-year non-GAAP breakeven, with solid progress made during the quarter,” said Mr. Yuan Zhou, chairman and chief executive officer of Zhihu. “As our structural optimization initiatives continue to take effect, we are further refining our service offerings and striking a stronger balance between commercialization and community health. Our community remains vibrant, with growing user engagement and increasing contribution of authentic, high-quality content from both day-to-day users and professional creators. With our High-quality Content × Expert Network × AI Capabilities working in greater synergy, Zhihu is accelerating its evolution into an AI-native community that delivers trusted and differentiated experiences for users both within and beyond.”

Mr. Han Wang, chief financial officer of Zhihu, added, “In the third quarter, our non-GAAP operating loss narrowed by 16.3% year over year, reflecting disciplined cost management and continued gains in operational efficiency. While we continue investing in long-term growth initiatives, we have maintained effective control over total costs and expenses. Looking ahead, we will further strengthen monetization resilience and pursue new revenue models by leveraging our core advantages in content quality, creator expertise, and AI-driven innovation. We remain focused on delivering sustainable, high-quality growth.”

Third Quarter 2025 Financial Results

Total revenues were RMB658.9 million (US$92.6 million), compared with RMB845.0 million in the same period of 2024.

Marketing services revenue was RMB189.4 million (US$26.6 million), compared with RMB256.6 million in the same period of 2024. The decrease was primarily due to our proactive and ongoing refinement of service offerings.

Paid membership revenue was RMB385.6 million (US$54.2 million), compared with RMB459.4 million in the same period of 2024. The decrease was primarily due to a decline in the number of our average monthly subscribing members.

Other revenues[3] were RMB83.9 million (US$11.8 million), compared with RMB129.0 million in the same period of 2024. The decrease was primarily due to the strategic refinement of our vocational training business.

Cost of revenues decreased by 16.3% to RMB255.3 million (US$35.9 million) from RMB304.9 million in the same period of 2024. The decrease was primarily due to reduced content and operating costs associated with the decline in our revenues.

Gross profit was RMB403.6 million (US$56.7 million), compared with RMB540.1 million in the same period of 2024. Gross margin was 61.3%, compared with 63.9% in the same period of 2024.

Total operating expenses decreased by 19.4% to RMB503.5 million (US$70.7 million) from RMB624.5 million in the same period of 2024.

Selling and marketing expenses decreased by 14.9% to RMB330.1 million (US$46.4 million) from RMB388.0 million in the same period of 2024. The decrease was primarily due to more disciplined promotional spending and a decrease in personnel-related expenses.

Research and development expenses decreased by 36.2% to RMB114.4 million (US$16.1 million) from RMB179.3 million in the same period of 2024. The decrease was primarily attributable to improvements in our research and development efficiency.

General and administrative expenses were RMB59.0 million (US$8.3 million), compared with RMB57.2 million in the same period of 2024.

Loss from operations was RMB99.8 million (US$14.0 million), compared with RMB84.3 million in the same period of 2024.

Adjusted loss from operations (non-GAAP)[1] narrowed by 16.3% to RMB73.5 million (US$10.3 million) from RMB87.8 million in the same period of 2024.

Net loss was RMB46.7 million (US$6.6 million), compared with RMB9.0 million in the same period of 2024.

Adjusted net loss (non-GAAP)[1] was RMB21.0 million (US$3.0 million), compared with RMB13.1 million in the same period of 2024.

Diluted net loss per American depositary share (“ADS”) was RMB0.58 (US$0.08), compared with RMB0.11 in the same period of 2024.

Cash and cash equivalents, term deposits, restricted cash and short-term investments

As of September 30, 2025, the Company had cash and cash equivalents, current and non-current term deposits, restricted cash and short-term investments of RMB4,583.2 million (US$643.8 million), compared with RMB4,859.0 million as of December 31, 2024.

Share Repurchase Programs

As of September 30, 2025, the Company had repurchased 31.1 million Class A ordinary shares (including Class A ordinary shares underlying the ADSs) for a total price of US$66.5 million on both the New York Stock Exchange and The Stock Exchange of Hong Kong Limited under the Company’s existing share repurchase programs.

[1] Adjusted loss from operations and adjusted net loss are non-GAAP financial measures. For more information on the non-GAAP financial measures, please see the section “Use of Non-GAAP Financial Measures” and the table captioned “Unaudited Reconciliations of GAAP and Non-GAAP Results” set forth at the end of this press release.

[2] Monthly subscribing members refers to the number of members who subscribed for our membership packages in a specified month. Average monthly subscribing members for a period is calculated by dividing the sum of monthly subscribing members for each month during the specified period by the number of months in such period.

[3] Starting from the third quarter of 2025, the Company simplified its revenue stream by reclassifying vocational training into “others” to align with its overall strategy. Revenues for the applicable comparison periods have been retrospectively reclassified.

Conference Call

The Company's management will host a conference call at 6:00 A.M. U.S. Eastern Time on Tuesday, November 25, 2025 (7:00 P.M. Beijing/Hong Kong Time on Tuesday, November 25, 2025) to discuss the results.

All participants wishing to join the conference call must pre-register online using the link provided below. Once the pre-registration has been completed, each participant will receive a set of dial-in numbers and a unique access PIN which can be used to join the conference call.

Registration Link:

https://register-conf.media-server.com/register/BId01f39d00a68420ba15e28d3dc711d2d

Additionally, a live and archived webcast of the conference call will be available on the Company’s investor relations website at https://ir.zhihu.com.

About Zhihu Inc.

Zhihu Inc. (NYSE: ZH; HKEX: 2390) is a leading online content community where people come to find solutions, make decisions, seek inspiration, and have fun. Since the initial launch in 2010, Zhihu has grown into the largest Q&A-inspired online content community in China. For more information, please visit https://ir.zhihu.com.

Use of Non-GAAP Financial Measures

In evaluating the business, the Company considers and uses non-GAAP financial measures, such as adjusted income from operations and adjusted net income, to supplement the review and assessment of its operating performance. The Company defines non-GAAP financial measures by excluding the impact of share-based compensation expenses, amortization of intangible assets resulting from business acquisitions and the tax effects of the non-GAAP adjustments, which are non-cash expenses. The Company believes that the non-GAAP financial measures facilitate comparisons of operating performance from period to period and company to company by adjusting for potential impacts of items, which the Company’s management considers to be indicative of its operating performance. The Company believes that the non-GAAP financial measures provide useful information to investors and others in understanding and evaluating the Company’s consolidated results of operations in the same manner as they help the Company’s management.

The non-GAAP financial measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. The presentation of the non-GAAP financial measures may not be comparable to similarly titled measures presented by other companies. The use of the non-GAAP financial measures has limitations as an analytical tool, and investors should not consider them in isolation from or as a substitute for analysis of our results of operations or financial condition as reported under U.S. GAAP. For more information on the non-GAAP financial measures, please see the tables captioned “Unaudited Reconciliations of GAAP and Non-GAAP Results” set forth at the end of this press release.

Exchange Rate Information

This announcement contains translations of certain Renminbi amounts into U.S. dollars at a specified rate solely for the convenience of the reader. Unless otherwise noted, all translations from Renminbi to U.S. dollars were made at a rate of RMB7.1190 to US$1.00, the exchange rate in effect as of September 30, 2025 as set forth in the H.10 statistical release of the Federal Reserve Board.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Statements that are not historical facts, including statements about the Company's beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties, and a number of factors could cause actual results to differ materially from those contained in any forward-looking statement. In some cases, forward-looking statements can be identified by words or phrases such as “may,” “will,” “expect,” “anticipate,” “target,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to,” or other similar expressions. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the SEC and the Hong Kong Stock Exchange. All information provided in this press release is as of the date of this press release, and the Company does not undertake any duty to update such information, except as required under applicable law.

For investor and media inquiries, please contact:

Zhihu Inc.

Email: ir@zhihu.com

Christensen Advisory

Roger Hu

Tel: +86-10-5900-1548

Email: zhihu@christensencomms.com

ZHIHU INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(All amounts in thousands, except share, ADS, per share data and per ADS data)

	For the Three Months Ended				For the Nine Months Ended
	September 30, 2024	June 30, 2025	September 30, 2025		September 30, 2024	September 30, 2025
	RMB	RMB	RMB	US$	RMB	RMB	US$
Revenues:
Marketing services	256,631	222,778	189,388	26,603	931,152	609,125	85,563
Paid membership	459,387	401,974	385,625	54,168	1,341,763	1,205,473	169,332
Others	129,002	92,142	83,916	11,788	466,778	290,890	40,861
Total revenues	845,020	716,894	658,929	92,559	2,739,693	2,105,488	295,756
Cost of revenues	(304,879)	(268,711)	(255,288)	(35,860)	(1,099,529)	(802,560)	(112,735)
Gross profit	540,141	448,183	403,641	56,699	1,640,164	1,302,928	183,021

Selling and marketing expenses	(388,049)	(326,255)	(330,144)	(46,375)	(1,282,988)	(977,031)	(137,243)
Research and development expenses	(179,261)	(145,683)	(114,362)	(16,064)	(585,940)	(401,911)	(56,456)
General and administrative expenses	(57,161)	(67,251)	(58,950)	(8,281)	(264,185)	(167,410)	(23,516)
Total operating expenses	(624,471)	(539,189)	(503,456)	(70,720)	(2,133,113)	(1,546,352)	(217,215)

Loss from operations	(84,330)	(91,006)	(99,815)	(14,021)	(492,949)	(243,424)	(34,194)

Other income/(expenses):
Investment income	13,679	140,836	37,050	5,204	52,392	197,235	27,705
Interest income	31,136	20,247	17,306	2,431	88,653	58,163	8,170
Fair value change of financial instruments	6,887	-	-	-	47,707	-	-
Exchange losses	(1,097)	(38)	(43)	(6)	(688)	(177)	(25)
Others, net	23,799	31,120	(391)	(55)	42,789	33,128	4,653

(Loss)/Income before income tax	(9,926)	101,159	(45,893)	(6,447)	(262,096)	44,925	6,309
Income tax benefits/(expenses)	949	(28,679)	(850)	(119)	6,728	(29,296)	(4,115)
Net (loss)/income	(8,977)	72,480	(46,743)	(6,566)	(255,368)	15,629	2,194
Net (income)/loss attributable to noncontrolling interests	(1,514)	2	88	12	(2,708)	104	15
Net (loss)/income attributable to Zhihu Inc.’s shareholders	(10,491)	72,482	(46,655)	(6,554)	(258,076)	15,733	2,209

Net (loss)/income per share
Basic	(0.04)	0.30	(0.19)	(0.03)	(0.92)	0.07	0.01
Diluted	(0.04)	0.29	(0.19)	(0.03)	(0.92)	0.06	0.01

Net (loss)/income per ADS (One ADS represents three Class A ordinary shares)
Basic	(0.11)	0.90	(0.58)	(0.08)	(2.77)	0.20	0.03
Diluted	(0.11)	0.88	(0.58)	(0.08)	(2.77)	0.19	0.03

Weighted average number of ordinary shares outstanding
Basic	277,309,431	240,762,092	239,496,037	239,496,037	279,367,448	241,569,166	241,569,166
Diluted	277,309,431	245,755,672	239,496,037	239,496,037	279,367,448	246,688,130	246,688,130

ZHIHU INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS (CONTINUED)

(All amounts in thousands, except share, ADS, per share data and per ADS data)

	For the Three Months Ended				For the Nine Months Ended
	September 30, 2024	June 30, 2025	September 30, 2025		September 30, 2024	September 30, 2025
	RMB	RMB	RMB	US$	RMB	RMB	US$
Share-based compensation expenses included in:
Cost of revenues	1,016	10	110	15	4,263	(752)	(106)
Selling and marketing expenses	547	(294)	(434)	(61)	(2,244)	(466)	(65)
Research and development expenses	6,233	(870)	2,825	397	14,352	1,356	190
General and administrative expenses	(14,767)	17,124	20,352	2,859	35,111	52,843	7,423

ZHIHU INC.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(All amounts in thousands)

	As of December 31, 2024	As of September 30, 2025
	RMB	RMB	US$
ASSETS
Current assets:
Cash and cash equivalents	3,999,160	2,730,011	383,482
Term deposits	320,088	597,385	83,914
Short-term investments	538,816	1,044,870	146,772
Restricted cash	900	900	127
Trade receivables	420,636	326,292	45,834
Amounts due from related parties	41,588	23,812	3,345
Prepayments and other current assets	163,446	148,881	20,913
Total current assets	5,484,634	4,872,151	684,387
Non-current assets:
Property and equipment, net	8,490	5,998	843
Intangible assets, net	54,534	43,705	6,139
Goodwill	126,344	126,344	17,747
Long-term investments, net	51,176	190,262	26,726
Term deposits	-	210,000	29,499
Right-of-use assets	7,151	46,355	6,511
Other non-current assets	623	6,611	929
Total non-current assets	248,318	629,275	88,394
Total assets	5,732,952	5,501,426	772,781
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Accounts payable and accrued liabilities	835,688	684,295	96,122
Salary and welfare payables	275,260	159,417	22,393
Taxes payables	22,081	15,474	2,174
Contract liabilities	235,539	192,681	27,066
Amounts due to related parties	6,825	5,734	805
Short-term lease liabilities	17,308	24,848	3,490
Short-term borrowings	-	105,508	14,821
Other current liabilities	131,955	132,880	18,666
Total current liabilities	1,524,656	1,320,837	185,537
Non-current liabilities
Long-term lease liabilities	1,823	20,351	2,859
Deferred tax liabilities	6,830	34,848	4,895
Other non-current liabilities	3,957	3,915	550
Total non-current liabilities	12,610	59,114	8,304
Total liabilities	1,537,266	1,379,951	193,841

Total Zhihu Inc.’s shareholders’ equity	4,136,123	4,051,810	569,154
Noncontrolling interests	59,563	69,665	9,786
Total shareholders’ equity	4,195,686	4,121,475	578,940

Total liabilities and shareholders’ equity	5,732,952	5,501,426	772,781

ZHIHU INC.

UNAUDITED RECONCILIATIONS OF GAAP AND NON-GAAP RESULTS

(All amounts in thousands)

	For the Three Months Ended				For the Nine Months Ended
	September 30, 2024	June 30, 2025	September 30, 2025		September 30, 2024	September 30, 2025
	RMB	RMB	RMB	US$	RMB	RMB	US$
Loss from operations	(84,330)	(91,006)	(99,815)	(14,021)	(492,949)	(243,424)	(34,194)
Add:
Share-based compensation expenses	(6,971)	15,970	22,853	3,210	51,482	52,981	7,442
Amortization of intangible assets resulting from business acquisitions	3,490	3,490	3,490	490	12,970	10,470	1,471
Adjusted loss from operations	(87,811)	(71,546)	(73,472)	(10,321)	(428,497)	(179,973)	(25,281)

Net (loss)/income	(8,977)	72,480	(46,743)	(6,566)	(255,368)	15,629	2,194
Add:
Share-based compensation expenses	(6,971)	15,970	22,853	3,210	51,482	52,981	7,442
Amortization of intangible assets resulting from business acquisitions	3,490	3,490	3,490	490	12,970	10,470	1,471
Tax effects on non-GAAP adjustments	(600)	(600)	(600)	(84)	(2,425)	(1,800)	(253)
Adjusted net (loss)/income	(13,058)	91,340	(21,000)	(2,950)	(193,341)	77,280	10,854